UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2015

OR

[  ]                              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number   1-2402

A.                                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan B

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan B

Audited Financial Statements and Supplemental Schedule

Years Ended October 25, 2015 and October 26, 2014

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) as of October 25, 2015 and October 26, 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2015 and October 26, 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Hormel Foods Corporation Tax Deferred Investment Plan B’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota

April 21, 2016

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 25,	October 26,
	2015	2014
Assets
Investments:
Investments at fair value	$161,536,509	$142,769,182
Investments at contract value	43,841,881	39,274,865
Total investments	205,378,390	182,044,047
Receivables:
Contributions from Hormel Foods Corporation	475,741	463,795
Contributions from participants	371,885	383,358
Promissory notes from participants	6,554,318	6,456,046
Total receivables	7,401,944	7,303,199
Net assets available for benefits	$212,780,334	$189,347,246

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 25,	Year Ended October 26,
	2015	2014
Additions:
Contributions from Hormel Foods Corporation	$1,447,614	$1,337,405
Contributions from participants	7,164,482	6,464,228
Employee rollover	445,462	99,660
Investment income	3,566,341	3,201,191
Interest income – promissory notes receivable	331,483	319,130
Total additions	12,955,382	11,421,614

Deductions:
Distributions	14,220,555	11,883,134
Administrative expenses	148,335	104,487
Total deductions	14,368,890	11,987,621

Net realized and unrealized appreciation in fair value of investments	24,846,596	16,849,051
Net additions	23,433,088	16,283,044
Net assets available for benefits at beginning of year	189,347,246	173,064,202
Net assets available for benefits at end of year	$212,780,334	$189,347,246

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements

October 25, 2015

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of October 25, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 – Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as of October 25, 2015 and October 26, 2014.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of October 25, 2015 and has applied the provisions retrospectively. The Plan is not adopting the provisions of ASU 2015-12 Part III.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the Compensation Committee of the Board of Directors of the Company. See Note 3 – Fair Value Measurements for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory, defined-contribution plan covering nonexempt hourly employees of the Company and certain eligible subsidiaries who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employees who elect to contribute to the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. Effective September 12, 2011, certain participants of the Plan who have not elected to contribute to the Plan are deemed to have automatically elected to contribute to the Plan at the current rate of 2% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Eligible employees receive company-matching contributions according to the terms of their subscribing employer plan agreement.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan accounts. The vesting period for employer contributions for eligible participants are dependent upon the source of the contribution as well as the location and/or the bargaining agreement of the employee.  No vesting periods for this plan are longer than three years. Forfeitures used to reduce employer contributions for the years ended October 25, 2015 and October 26, 2014, were $35,981 and $14,191, respectively.

Benefits are payable upon termination of service in various forms of distribution equal to the vested value of a participant’s account. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Principal and interest are paid ratably through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, without the consent of any participant or beneficiary subject to restrictions set by the

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                   Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                   Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•                   Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 48% and 45% of the total investments in the Plan at October 25, 2015 and October 26, 2014, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Separate Trust Accounts – Mutual Funds

The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions.

•                   The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                   The international equities investment includes a mix of predominately foreign common stocks and cash.

•                   The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities,

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

fixed income investments, and cash. There are no restrictions on redemptions.

•                   The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                   The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                   The international equities fund includes a mix of predominately foreign common stocks and cash.

•                   The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of October 25, 2015 and October 26, 2014, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 25, 2015
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Nonpooled separate account:
Hormel Foods Corporation Stock Fund	$98,997,826	$98,997,826	$–	$–

Self-directed brokerage accounts	163,390	163,390	–	–
Total investments in the fair value hierarchy	99,161,216	$99,161,216	$–	$–

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	19,068,222
Collective trusts	43,307,071
Total separate trust accounts	62,375,293
Total investments at fair value	$161,536,509

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Nonpooled separate account:
Hormel Foods Corporation Stock Fund	$81,726,565	$81,726,565	$–	$–

Self-directed brokerage accounts	106,838	106,838	–	–
Total investments in the fair value hierarchy	81,833,403	$81,833,403	$–	$–

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	22,575,057
Collective trusts	38,360,722
Total separate trust accounts	60,935,779
Total investments at fair value	$142,769,182

4. Fully Benefit-Responsive Investment Contract

The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contract (continued)

MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract.  This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor.  The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated February 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

positions taken by the Plan and has concluded that as of October 25, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the plan year ended October 28, 2012.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

In addition, State Street Global Markets, LLC also managed the self-directed brokerage accounts and offered a money market investment for these accounts through June 30, 2014. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8.  Subsequent Events

Management evaluated subsequent events for the Plan through April 21, 2016, the date the financial statements were available to be issued.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 41-0319970 Plan Number: 051

October 25, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	988,225 units	$98,997,826

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	2,066,754 units	43,841,881

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	191,244 units	2,564,905
BlackRock LifePath Index 2020	661,238 units	7,272,022
BlackRock LifePath Index 2025	765,881 units	8,518,478
BlackRock LifePath Index 2030	506,517 units	5,693,435
BlackRock LifePath Index 2035	420,558 units	4,772,011
BlackRock LifePath Index 2040	228,858 units	2,615,677
BlackRock LifePath Index 2045	220,138 units	2,532,740
BlackRock LifePath Index 2050	115,244 units	1,335,260
BlackRock LifePath Index 2055	63,295 units	736,906
BlackRock LifePath Index Retirement	387,126 units	4,177,183
BlackRock MSCI ACWI ex-US Index	17,983 units	182,666
BlackRock Russell 2500 Index	20,273 units	253,848
BlackRock US Debt Index	23,679 units	248,854
DFA US Large Cap Value Fund	743,345 units	7,255,097
Dodge & Cox International Stock Fund	254,122 units	3,503,070
Harbor Capital Appreciation	270,215 units	4,030,512
Prudential Core Plus Bond CIT	237,193 units	2,403,086
Wasatch Small Cap Growth Fund	122,354 units	1,773,925
Wells Fargo Advantage Intrinsic Small Cap Value	202,610 units	2,505,618
Total separate trust accounts		62,375,293

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.25%	6,554,318

Self-directed brokerage assets		163,390
Total assets (held at end of year)		$211,932,708

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN B

Date: April 21, 2016	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm